AEM SPA

RECEIVED

2007 JUL 23 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SLS/SES/175/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

*BY COURIER*

July 17, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

07025481

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

dw 7/25

Encl.

Cod. 5968117 - 6/2003

AEM SPA

# PRESS RELEASE

## PUT AND CALL OPTIONS IN EDIPOWER EXERCISED

***Following the transfer of shares AEM will rise to 20% of the share capital of Edipower***

***

**Milan, 16 July 2007** – AEM S.p.A. today exercised the *call* options on Edipower S.p.A. shares towards financial partners Interbanca S.p.A and Albojo Limited (100% The Royal Bank of Scotland) for the purchase of a total of 28,826,000 shares equal to 2% of the share capital. The transfer of the shares will take place on 31 July 2007.

AEM S.p.A also received notice of the exercising of the *put* option by Unicredit S.p.A. regarding the sale to AEM S.p.A of a total of 28,826,000 Edipower S.p.A. shares equal to 2% of the share capital. The transfer of the shares is expected at the end of January 2008.

The total expenditure of the operation will be approximately 105 million Euros.

Following the transfer of shares, AEM S.p.A. will rise from 16% to 20% of the share capital of Edipower S.p.A..

***For Further information:***
Media and Territory – AEM S.p.A. Press Office (Biagio Longo Tel. 02 7720.4582/3487775161)
Investors Relations – AEM S.p.A. Tel. 02 7720.3879 ir@aem.it
www.aem.it

END